File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

RECEIVED
2008 NOV -7 A 8: 41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08005740

SUPPL

November 04, 2008

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on November 04, 2008, following message.

- Business and Financial Results for 3rd quarter of FY2008

In accordance with the Rule 12g 3-2(b), we herewith enclose documents concerned.

Sincerely,

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

PROCESSED
NOV 10 2008
THOMSON REUTERS

dw 11/7

RECEIVED
2008 NOV -7 A 8:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Three Quarters of Fiscal 2008

Tokyo (November 4, 2008) - Bridgestone Corporation (the "Company") today announced its unaudited consolidated business and financial results for the period January 1 to September 30, 2008, the first three quarters of the current fiscal year (January 1 to December 31, 2008). These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 433 consolidated subsidiaries and 177 equity method affiliates at September 30, 2008.

Following is a summary of the Companies' results for the first three quarters of 2008 and management's projections for the Companies' sales and earnings performance for the full year of fiscal year 2008. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥103.57, the exchange rate on September 30.

1. Summary of Business and Financial Performance

A. Sales and earnings

	FY08 January - September	FY07 January - September	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	2,499.7	2,466.7	33.0	1
Operating income	119.1	162.8	(43.6)	(27)
Ordinary income	89.0	141.1	(52.0)	(37)
Net income	49.4	82.3	(32.8)	(40)

A defining factor of the business environment in the first three quarters (January 1 to September 30, 2008) was the volatility in the cost of raw materials and crude oil, with the primary trend being one of upward movement. There were signs of an economic slowdown in Japan, evidenced by weakening personal consumption and sluggish growth in exports. Overseas, the economy slowed in the United States due to a decrease in housing starts and stagnation in personal consumption. In addition there were signs of a downturn in the European

economy, which had previously been firm, due mainly to decreasing personal consumption and exports. Strong economic growth continued in China, and other Asian economies expanded steadily.

Amid such a business environment, the Companies continued their efforts worldwide to expand sales, increase production capacity in strategic product lines and enhance manufacturing productivity of highly competitive products, while benefiting from their strengths in research and development. Through these efforts, the Companies aim to realize the management goal of establishing the Bridgestone Group as the world's undisputed No. 1 tire and rubber company both in name and reality. Additionally, in light of an increasingly difficult business environment caused by changes in the global structure of demand and competition, the Companies maintained group-wide efforts to create and expand a business model that promotes increased sales of strategic products and that extends beyond the mere sale of products.

As a result, net sales in the first three quarters increased 1% compared with the previous year's first three quarters, to ¥2,499.7 billion [$24.1 billion], while operating income decreased 27%, to ¥119.1 billion [$1,150 million], and ordinary income decreased 37%, to ¥89.0 billion [$859 million], due in part to rising raw material costs. Net income decreased 40%, to ¥49.4 billion [$477 million].

Since May 2007, the US Department of Justice, the European Commission, the Fair Trade Commission of Japan and other authorities have been investigating the Company and certain of its subsidiaries in connection with alleged international cartel activities regarding the sale of marine hoses. In February 2008, the Company received orders from the Fair Trade Commission of Japan. The orders, which directed the Company to cease and desist from violating the Antimonopoly Act and to pay surcharges for violating the Act, were finalized. In May 2008, the Company received a Statement of Objections whereby the European Commission describes its preliminary view in relation to a possible infringement of EU competition law, and in June 2008, the Company sent its Reply to the Commission. Similar investigations are being conducted in other countries at present, and the Company and certain of its subsidiaries are cooperating to the extent possible. A number of class-action lawsuits have been filed in the United States in connection with cartel activities regarding marine hoses. The European Commission and the US Department of Justice may order the Company and certain of its subsidiaries to pay fines or other such penalties in connection with international cartel activities regarding the sale of marine hoses. Neither the Company nor certain of its subsidiaries have made provisions for any related contingent liability in connection with these issues, due to uncertainties in determining the amount of any potential liability.

During an internal inquiry being conducted into facts related to cartel activities, the Company uncovered the fact that there have been incidents of improper monetary payments to foreign agents, all or a part of which may have been provided to foreign governmental officers, and other possible forms of improper payments. The Company has been able to confirm that

inappropriate payments have been identified in connection with the sale of marine hoses and other industrial products. The findings of the internal inquiry have been submitted to Japan's Public Prosecutors Office and the US Department of Justice. The impact that these incidents will have on business performance is unclear at this time.

B. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY08 January - September	FY07 January - September	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	2,025.1	1,993.1	31.9	2
	Operating income	85.2	123.1	(37.8)	(31)
Diversified Products	Sales	487.6	488.8	(1.2)	-
	Operating income	33.8	39.4	(5.6)	(14)
Consolidated Results	Sales	2,499.7	2,466.7	33.0	1
	Operating income	119.1	162.8	(43.6)	(27)

In the tire segment, the Companies' operating income in the first three quarters decreased 31% compared with the previous year's first three quarters, to ¥85.2 billion [$823 million], due mainly to rising raw material costs, on an increase of 2% in sales, to ¥2,025.1 billion [$19.6 billion]. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide, while at the same time improving and expanding strategic production sites around the world in support of respective product domains, particularly those that have been identified as strategic and important to the Companies' future growth.

In Japan, total unit sales of tires increased steadily over the previous year's first three quarters. In the Americas, although unit sales of passenger car and light truck tires, and truck and bus tires in the North American tire business decreased significantly due mainly to declined demand in the original equipment sector, unit sales of strategic products, specifically including UHP (ultra-high-performance) tires, increased considerably over the previous year's first three quarters. In Europe, unit sales of passenger car and light truck tires decreased due mainly to declined demand in the original equipment sector compared with the first three quarters of the

previous year, while unit sales of strategic products, led by runflat tires* and UHP tires, increased substantially over the previous year's first three quarters. Unit sales of truck and bus tires increased steadily over the previous year's first three quarters due to increased sales in the original equipment sector. In the specialty tires business, unit sales of large and ultra-large off-the-road radial tires greatly exceeded the previous year's first three quarters as a result of continued strong demand.

In the diversified products segment, the Companies' operating income in the first three quarters decreased 14% over the first three quarters of the previous year, to ¥33.8 billion [$326 million], due in part to rising raw material prices. Sales in this segment remained on par with those in the previous year's first three quarters, to ¥487.6 billion [$4.7 billion].

*Runflat tires continue to function safely at a specified speed for a specified distance even after a loss of air pressure.

b. By geographical segment

		FY08 January - September	FY07 January - September	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	985.1	974.2	10.9	1
	Operating income	53.9	90.9	(36.9)	(41)
The Americas	Sales	1,104.6	1,124.4	(19.7)	(2)
	Operating income	24.4	35.8	(11.3)	(32)
Europe	Sales	387.9	381.8	6.0	2
	Operating income	3.2	13.4	(10.1)	(75)
Other	Sales	471.8	405.3	66.4	16
	Operating income	32.2	29.3	2.9	10
Consolidated Results	Sales	2,499.7	2,466.7	33.0	1
	Operating income	119.1	162.8	(43.6)	(27)

Sales in Japan increased 1% compared with the previous year's first three quarters, to ¥985.1 billion [$9.5 billion], while operating income decreased 41%, to ¥53.9 billion [$520 million], due

in part to rising raw material costs. Although unit sales in the tire segment decreased compared with the previous year's first three quarters, due mainly to a decrease in unit exports of tires, sales in the diversified products segment increased steadily, particularly sales of precision electronic components.

In the Americas, sales decreased 2% compared with the previous year's first three quarters, to ¥1,104.6 billion [$10.7 billion], and operating income decreased 32%, to ¥24.4 billion [$236 million], due in part to rising raw material costs.

Sales in Europe increased 2%, to ¥387.9 billion [$3.7 billion], and operating income decreased 75%, to ¥3.2 billion [$31 million], due primarily to rising raw material costs and sales expenses.

In other regions, sales increased 16%, to ¥471.8 billion [$4.6 billion], and operating income increased 10%, to ¥32.2 billion [$311 million], due to robust sales in Asia, particularly in China, as a result of vigorous marketing activities, and efforts to improve and expand production sites in strategic areas and for strategic products.

2. Financial Position

Cash Flow

		FY08 January - September	FY07 January - September	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		56.8	193.7	(136.8)
Net cash used in investing activities		(214.6)	(312.2)	97.6
Net cash provided by financing activities		71.2	127.1	(55.8)
Effect of exchange rate changes on cash and cash equivalents		(17.9)	3.8	(21.7)
Net increase (decrease) in cash and cash equivalents		(104.4)	12.4	(116.8)
Cash and cash equivalents	At beginning of period	250.5	198.2	52.2
	At end of period	146.1	210.7	(64.5)

The Companies' cash and cash equivalents decreased ¥104.4 billion [$1,008 million] during the first three quarters, to ¥146.1 billion [$1,411 million], compared with an increase of ¥12.4 billion [$120 million] during the previous year's first three quarters.

(Cash flow from operating activities)

Net cash provided by operating activities decreased ¥136.8 billion [$1,321 million] compared with the previous year's first three quarters, to ¥56.8 billion [$548 million]. The principal contributors to that decrease included income before income taxes and minority interests of

¥89.0 billion [$859 million], compared with ¥137.6 billion [$1,329 million] in the previous year's first three quarters; and depreciation and amortization of ¥141.6 billion [$1,367 million], compared with ¥126.8 billion [$1,224 million] in the previous year's first three quarters. Those contributors offset an increase in inventories of ¥124.3 billion [$1,200 million], compared with an increase of ¥18.5 billion [$179 million] in the previous year's first three quarters; and ¥52.6 billion [$508 million] in income taxes paid, compared with ¥54.8 billion [$529 million] in the previous year's first three quarters.

(Cash flow from investing activities)

Net cash used in investing activities decreased ¥97.6 billion [$942 million] compared with the previous year's first three quarters, to ¥214.6 billion [$2,072 million]. Expenditures included payments of ¥207.8 billion [$2,006 million] for purchase of property, plant and equipment, compared with payments of ¥201.7 billion [$1,947 million] in the previous year's first three quarters. Expenditures in the previous year's first three quarters included payments of ¥109.6 billion [$1,058 million] for the acquisition of newly consolidated subsidiaries

(Cash flow from financing activities)

Net cash provided by financing activities decreased ¥55.8 billion [$539 million] compared with the previous year's first three quarters, to ¥71.2 billion [$687 million]. Cash dividends paid were ¥20.2 billion [$195 million], compared with ¥19.4 billion [$187 million] in the previous year's first three quarters. However, that payments were offset by a net increase in borrowings and bonds of ¥92.3 billion [$891 million], compared with ¥148.7 billion [$1,436 million] in the previous year's first three quarters.

3. Projections

There are no changes in consolidated projections announced on August 8, 2008.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2007 3Q (As of 30 September 2007)		FY2008 3Q (As of 30 September 2008)		FY2007 (As of 31 December 2007)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Assets							
Current Assets:							
Cash and deposits	191,950		138,962		198,412		(59,450)
Notes and accounts receivable	583,659		548,600		599,146		(50,546)
Inventories	589,716		633,236		563,680		69,556
Other	185,995		169,464		204,396		(34,932)
Total Current Assets	1,551,322	46.8	1,490,263	48.1	1,565,635	46.6	(75,372)
Fixed Assets:							
Tangible assets	1,117,401		1,142,908		1,175,275		(32,367)
Other	648,749		466,227		618,343		(152,116)
Total Fixed Assets	1,766,150	53.2	1,609,136	51.9	1,793,619	53.4	(184,483)
Total	3,317,473	100.0	3,099,399	100.0	3,359,255	100.0	(259,856)
Liabilities							
Current Liabilities:							
Notes and accounts payable	363,322		356,979		415,733		(58,754)
Short-term borrowings and current portion of bonds	416,166		428,642		389,743		38,899
Accrued expenses	208,837		188,542		187,993		549
Other	82,069		72,052		94,587		(22,535)
Total Current Liabilities	1,070,395	32.3	1,046,217	33.7	1,088,058	32.4	(41,841)
Long-term Liabilities:							
Bonds	122,824		140,100		123,098		17,002
Long-term borrowings	318,976		281,432		314,123		(32,691)
Accrued pension and liability for retirement benefits	314,438		248,616		280,854		(32,238)
Other	147,648		106,463		142,894		(36,431)
Total Long-term Liabilities	903,887	27.2	776,613	25.1	860,971	25.6	(84,358)
Total Liabilities	1,974,283	59.5	1,822,831	58.8	1,949,029	58.0	(126,198)

Consolidated Balance Sheet (Unaudited)

	FY2007 3Q (As of 30 September 2007)		FY2008 3Q (As of 30 September 2008)		FY2007 (As of 31 December 2007)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Net Assets							
Shareholders' equity:							
Common stock	126,354		126,354		126,354		—
Capital surplus	122,078		122,078		122,078		—
Retained earnings	970,212		1,083,496		1,042,201		41,295
Treasury stock-at cost	(62,452)		(62,319)		(62,383)		64
Total Shareholders' equity	1,156,193	34.9	1,269,609	41.0	1,228,251	36.6	41,358
Net unrealized gain(loss) and translation adjustments:							
Net unrealized gain on available-for-sale securities	196,274		99,643		183,577		(83,934)
Deferred gain on derivative instruments	280		1,209		126		1,083
Foreign currency translation adjustments	(47,194)		(128,759)		(40,700)		(88,059)
Total Net unrealized gain(loss) and translation adjustments	149,360	4.5	(27,907)	(0.9)	143,003	4.2	(170,910)
Stock acquisition rights:	25	—	106	—	40	—	66
Minority Interests:	37,610	1.1	34,759	1.1	38,929	1.2	(4,170)
Total Net Assets	1,343,189	40.5	1,276,567	41.2	1,410,225	42.0	(133,658)
Total	3,317,473	100.0	3,099,399	100.0	3,359,255	100.0	(259,856)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income (Unaudited)

	FY2007 3Q (Nine months ended 30 September 2007)		FY2008 3Q (Nine months ended 30 September 2008)		Increase (decrease)		FY2007 (Year ended 31 December 2007)	
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net Sales	2,466,763	100.0	2,499,784	100.0	33,021	–	3,390,218	100.0
Cost of Sales	1,653,094	67.0	1,704,303	68.2	51,209	1.2	2,259,148	66.6
Gross profit	813,669	33.0	795,480	31.8	(18,189)	(1.2)	1,131,070	33.4
Selling, General and Administrative Expenses	650,815	26.4	676,298	27.0	25,483	0.6	881,108	26.0
Operating income	162,854	6.6	119,182	4.8	(43,672)	(1.8)	249,961	7.4
Non-operating Income :	22,687	0.9	20,570	0.8	(2,117)	(0.1)	34,674	1.0
Interest income and dividend income	7,223		8,275				10,509	
Other	15,463		12,294				24,164	
Non-operating Expenses :	44,435	1.8	50,680	2.0	6,245	0.2	65,618	1.9
Interest expense	23,604		25,908				33,046	
Foreign currency exchange loss	5,140		9,942				3,508	
Other	15,690		14,829				29,063	
Ordinary income	141,106	5.7	89,072	3.6	(52,034)	(2.1)	219,016	6.5
Extraordinary Loss :	3,462	0.1	–	–	(3,462)	(0.1)	3,338	0.1
Loss related to voluntary tire replacement	3,462		–				3,338	
Income before income taxes and minority interests	137,643	5.6	89,072	3.6	(48,571)	(2.0)	215,678	6.4
Income taxes	50,510	2.1	36,131	1.5	(14,379)	(0.6)	77,568	2.3
Minority Interests	4,793	0.2	3,475	0.1	(1,318)	(0.1)	6,480	0.2
Net Income	82,339	3.3	49,465	2.0	(32,874)	(1.3)	131,630	3.9

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows (Unaudited)

	FY2007 3Q (Nine months ended 30 September 2007)	FY2008 3Q (Nine months ended 30 September 2008)	Increase (decrease)	FY2007 (Year ended 31 December 2007)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities :				
Income before income taxes and minority interests	137,643	89,072	(48,571)	215,678
Depreciation and amortization	126,827	141,629	14,802	173,584
(Increase) decrease in notes and accounts receivable	2,267	9,333	7,066	(11,779)
(Increase) decrease in inventories	(18,592)	(124,398)	(105,806)	8,337
Increase (decrease) in notes and accounts payable	149	(22,030)	(22,179)	26,507
Income taxes paid	(54,801)	(52,672)	2,129	(57,140)
Other	208	15,928	15,720	(21,616)
Net Cash Provided by Operating Activities	193,701	56,863	(136,838)	333,571
Cash Flows from Investing Activities :				
Payments for purchase of tangible assets	(201,706)	(207,827)	(6,121)	(268,629)
Payments for acquisition of newly consolidated subsidiaries	(109,646)	–	109,646	(109,565)
Other	(895)	(6,816)	(5,921)	637
Net Cash Used in Investing Activities	(312,248)	(214,644)	97,604	(377,556)
Cash Flows from Financing Activities :				
Net increase in borrowings and bonds	148,737	92,334	(56,403)	116,265
Cash dividends paid	(19,402)	(20,281)	(879)	(19,460)
Other	(2,160)	(761)	1,399	(2,722)
Net Cash Provided by Financing Activities	127,174	71,291	(55,883)	94,081
Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,814	(17,912)	(21,726)	2,187
Net Increase (Decrease) in Cash and Cash Equivalents	12,441	(104,401)	(116,842)	52,283
Cash and Cash Equivalents at Beginning of Period	198,269	250,553	52,283	198,269
Cash and Cash Equivalents at End of Period	210,711	146,151	(64,560)	250,553

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information (Unaudited)

1. Business Segment Information

FY2007 3rd Quarter (Nine months ended 30 September 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,991,006	475,756	2,466,763	—	2,466,763
(2)Intersegment sales and transfers	2,126	13,140	15,267	(15,267)	—
Total	1,993,133	488,897	2,482,031	(15,267)	2,466,763
Operating expenses	1,869,962	499,441	2,319,403	(15,494)	2,303,909
Operating income	123,171	39,456	162,627	226	162,854

FY2008 3rd Quarter (Nine months ended 30 September 2008) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,022,961	476,822	2,499,784	—	2,499,784
(2)Intersegment sales and transfers	2,138	10,870	13,009	(13,009)	—
Total	2,025,100	487,693	2,512,794	(13,009)	2,499,784
Operating expenses	1,939,809	453,861	2,393,671	(13,069)	2,380,601
Operating income	85,290	33,832	119,122	59	119,182

FY2007 (Year ended 31 December 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,750,374	639,844	3,390,218	—	3,390,218
(2)Intersegment sales and transfers	5,617	16,498	22,116	(22,116)	—
Total	2,755,992	656,342	3,412,335	(22,116)	3,390,218
Operating expenses	2,560,955	601,636	3,162,591	(22,334)	3,140,257
Operating income	195,036	54,706	249,743	218	249,961

2. Geographical Segment Information

FY2007 3rd Quarter (Nine months ended 30 September 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	650,729	1,115,488	378,376	322,169	2,466,763	—	2,466,763
(2)Intersegment sales and transfers	323,514	8,956	3,509	83,192	419,172	(419,172)	—
Total	974,243	1,124,444	381,885	405,362	2,885,936	(419,172)	2,466,763
Operating expenses	883,307	1,088,614	368,449	376,056	2,716,428	(412,518)	2,303,909
Operating income	90,935	35,830	13,435	29,305	169,507	(6,653)	162,854

FY2008 3rd Quarter (Nine months ended 30 September 2008) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	629,741	1,093,516	384,759	391,767	2,499,784	—	2,499,784
(2)Intersegment sales and transfers	355,456	11,164	3,170	80,060	449,851	(449,851)	—
Total	985,197	1,104,680	387,929	471,827	2,949,636	(449,851)	2,499,784
Operating expenses	931,232	1,080,226	384,635	439,562	2,835,657	(455,055)	2,380,601
Operating income	53,965	24,453	3,294	32,265	113,978	5,203	119,182

FY2007 (Year ended 31 December 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	941,457	1,497,976	511,730	439,054	3,390,218	—	3,390,218
(2)Intersegment sales and transfers	430,266	12,757	4,277	109,632	556,934	(556,934)	—
Total	1,371,724	1,510,734	516,008	548,686	3,947,153	(556,934)	3,390,218
Operating expenses	1,224,209	1,459,220	498,799	511,049	3,693,278	(553,021)	3,140,257
Operating income	147,514	51,514	17,208	37,636	253,874	(3,912)	249,961

END